Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Letter 00352/2012/P

São Paulo, October 29, 2012.

VIA EDGAR TRANSMISSION

Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CPFL Energia, S.A. Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-32297 Responser to Staff Comment Letter dated September 28, 2012

Dear Ms. Thompson,

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated September 28, 2012, received by CPFL Energia S.A. (“we” or the “Company”) concerning our annual report on Form 20-F filed with the SEC on March 30, 2012 (the “Form 20-F”).  This letter provides our responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 to 11 and have provided responses immediately below such comments.  All page numbers referred to herein are to the Form 20-F and our consolidated financial statements and all numbers mentioned herein are presented in thousands of Brazilian reais.

SEC Comment No. 1

Item 5. Operating and Financial Review and Prospects, page 53

Results of Operations, page 61

1. Please revise your sales by segment disclosure to provide discussion and analysis for each of your reportable segments, including your renewable generation segment.

Response to Comment No. 1

Information regarding the sales of our new renewable generation segment is only available for the period from August 1 through December 31, 2011.  Because comparable information for the prior period is not available, we have not provided separate discussion and analysis of this information on page 61, since we do not believe such discussion would be meaningful.  We do, however, disclose the new segment’s sales for this period in the table on page 59.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

For an explanation of why we have not restated our segment information for earlier periods, please see our response to your Comment No. 11 below.

SEC Comment No. 2

Item 5. Operating and Financial Review and Prospects, page 53

Capital Expenditures, page 69

2. Please disclose how much of the R$2,898 million expected to be invested in your generation segment relates to your conventional generation segment and how much relates to your renewable generation segment.

Response to Comment No. 2

Of the total capital expenditures budgeted for 2012 and 2013, R$2,898 million are expected to be invested in our generation segment, of which R$2,819 million will be invested in our renewable generation segment and R$79 million in our conventional generation segment.  We will revise future filings to include the allocation of expected investments in our renewable and conventional generation segments.

SEC Comment No. 3

Consolidated Financial Statements, page F-1

Note (14) Intangible Assets, page F-31

3. Please revise future filings and disclose the line item(s) in the statements of income in which amortization of intangible assets is included. Refer to paragraph 118(d) of IAS 38.

Response to Comment No. 3

We note the Staff’s comment and will present this disclosure in future filings, including a statement in note 14 that “the amount related to the amortization is disclosed in lines ‘Depreciation and Amortization’ and ‘Intangible of Concession Amortization’ (see note 28)”.

SEC Comment No. 4

Consolidated Financial Statements, page F-1

Note 14.4 Business Combination (CPFL Renováveis)

4. We note your disclosure that through a series of transactions you transferred your interests in certain small hydroelectric power plants, wind farms and biomass operations previously held by your CPFL Geração and CPFL Brasil subsidiaries into a newly formed indirect subsidiary, SMITA, which was subsequently merged with ERSA Energias Renováveis (ERSA). You state that CPFL Geração and CPFL Brasil became the majority shareholders of ERSA, which then changed its name to CPFL Renováveis and that you accounted for the transaction as a reverse acquisition. Please answer the following:

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

•
Please provide us with the calculation that supports your ownership of 54.50% interest of CPFL Renováveis. In doing so, tell us the total number of shares issued by CPFL Renováveis, the number of shares you own and the number of shares owned by other shareholders. Also, tell us how the issuance of 913,475,299 new common shares by ERSA ties into your ownership. If control of CPFL Renováveis was completed in steps, please explain each step and provide us with your accounting and the basis for your accounting for each step.

•
Please tell us the total amounts and types of consideration transferred by you to obtain your 54.50% interest in the combined entity. Please explain how the values assigned to such consideration were determined and allocated to the assets acquired and liabilities assumed. Please refer to paragraphs 59 through 65 of IFRS 3 and provide all of the disclosures required by those paragraphs.

•
Please explain in detail why you believe this is a reverse acquisition. Refer to paragraph B19 of IFRS 3. Also, we note that you transferred R$733,413 as consideration. Please tell us how this factors into your accounting treatment.

Response to Comment No. 4

Our ownership interest of 54.5% in CPFL Renováveis (held through CPFL Geração and CPFL Brasil) results from the exchange of shares of our subsidiary SMITA for shares of ERSA (now known as CPFL Renováveis) (which was based on the fair value of those companies’ businesses) and the value of assets contributed by each party to complete the transaction.  The valuations of the SMITA and ERSA businesses were negotiated between the parties and were agreed at R$1,946,132 (54.5% of CPFL Renováveis) and R$1,624,752 (45.5% of CPFL Renováveis), respectively.

In order to achieve our ownership of 54.5%, based on the fact that ERSA had 762,627,779 shares issued and outstanding prior to the merger, ERSA issued 913,475,299 new common shares to our subsidiaries CPFL Geração and CPFL Brasil.  The table below shows the shareholding structure of ERSA (now known as CPFL Renováveis) following the merger:

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

CPFL Energias Renováveis S.A.
Shareholders	Number of shares	Interest (%)
CPFL Geração	731,564,653	43.65%
CPFL Brasil	181,910,646	10.85%
Secor	190,413,272	11.36%
Pátria Energia FIP	165,362,205	9.87%
Pátria Energia Renovável FIP	29,042,714	1.73%
FIP Brasil Energia	157,196,439	9.38%
FIP Multisetorial Plus	102,872,952	6.14%
DEG	51,025,261	3.04%
GMR	46,051,800	2.75%
Other shareholders	20,663,136	1.23%
TOTAL	1,676,103,078	100.00%

We did not acquire control of ERSA/CPFL Renováveis in steps, but did so on August 24, 2011, when the shareholders of ERSA approved the merger (see our response to your Comment No. 8 below).  Please note that stages 1 and 2 mentioned in note 1.1 to our financial statements were conducted within the CPFL group in preparation for the merger, and did not impact any non-controlling interest.  These stages consisted of (i) CPFL Geração transferring certain assets to special purpose companies (SPEs) controlled by it and (ii) a capital increase in SMITA carried out by its sole shareholders CPFL Geração and CPFL Brasil, by the contribution of their interests in SPEs related to renewable generation sources, including the SPEs mentioned above.

Please also note that we acquired an additional equity interest in CPFL Renováveis (increasing our interest from 54.5% to 63%) in December 2011, and recorded it as a transaction with non-controlling shareholders (i.e., without losing control), according to the requirements of IAS 27.30.

To account for the business combination, the assets and liabilities of SMITA were recorded at their existing carrying amounts because we maintained control over the transferred business. The acquired assets and liabilities of ERSA were recorded at their estimated fair value with a corresponding adjustment to reflect the fair value of non-controlling interests resulting from the acquired business. The fair value of assets and liabilities of ERSA corresponded to R$1,419,106. Concession renewal periods were not considered in the fair value of the concession right since renewal of concessions was not certain (refer to IAS 38.94). In other words, we recognized the economic value of ERSA (without considering renewal of concessions) at the amount of R$1,419,106.

Since we recognized we acquired 54.5% of ERSA, the consideration transferred was R$773,413, corresponding to 54.5% of R$1,419,106.

In the notes to our financial statements, this transaction was referred to as a reverse acquisition as it was ERSA that acquired our indirect subsidiary SMITA, as a matter of law, by issuing equity instruments to CPFL Geração and CPFL Brasil, although CPFL Energia (through its direct subsidiaries CPFL Geração and CPFL Brasil) acquired control over the combined entity (CPFL Renováveis), in accordance with our analysis of IFRS 3.B13-B18. From the point of view of CPFL Energia, therefore, the transaction is a business combination and was accounted for as such.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

SEC Comment No. 5

5. Please tell us and disclose how you determined the fair value of the non-controlling interest in CPFL Renováveis at the acquisition date. Please provide all of the disclosures required by paragraph B64(o) of IFRS 3.

Response to Comment No. 5

Non-controlling interests are valued at their proportional interest in net assets of the combined entity CPFL Renováveis.

Since CPFL Energia was considered to be the acquiring entity, SMITA’s net assets and related non-controlling interests were recorded at book value for accounting purposes.  Net assets and related non-controlling interests of ERSA were recorded at estimated fair value.

ERSA’s net assets were measured at fair value with the assistance of an external valuation specialist. The fair value of the acquired net assets was estimated to be R$1,419,106. The carrying amount of net assets of SMITA at the acquisition date was R$596,631.

Therefore, CPFL Renováveis’ total net assets amount to R$2,399,933 (SMITA’s carrying value of R$596,631, ERSA’s fair value of net assets of R$1,419,106, and R$384,196 of capital contribution made by Geração and CPFL Brasil). The non-controlling interest of 45.5% therefore amounts to R$1,091,969.

SEC Comment No. 6

6. It appears that at December 31, 2011 you recognized the assets acquired and liabilities assumed in your acquisition of CPFL Renováveis primarily by recording increases in intangible concession assets and related deferred tax debits and shareholders’ equity.
Please tell us what consideration you gave to recognizing other identifiable assets acquired and liabilities assumed. For example, we note it does not appear from your disclosures that you recognized any amounts relating to the fair value of receivables, property, plant and equipment, leases, fair value of debt, customer relationships, etc. Please refer to paragraphs 10 through 13, 22 through 28 and B28 through B40 of IFRS 3.

Response to Comment No. 6

ERSA’s balance sheet on the acquisition date consisted primarily of cash and cash equivalents, property, plant and equipment (under construction), intangible of concession, loans and certain other assets and liabilities.  The value of ERSA derives mostly from its concession rights and synergies with the existing activities of CPFL with respect to concessions of renewable generation sources.

We recognized assets and liabilities according to the instructions of paragraphs 10 through 13 of IFRS 3.  We determined the fair value of the assets acquired and the liabilities assumed on the acquisition date based on an external expert’s report.  This report determined that, except for the right to operate the concessions (intangible of concession), its deferred tax effects and shareholders’ equity, the book value of assets and liabilities, as well as the book value of the loans, approximate their respective fair value.  The fair value of current assets and current liabilities approximate their book value due to their relatively high turnover.  Property, plant and equipment were either under construction or had been recently acquired so that their book value corresponds to their market value (fair value).

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

For your reference, please find below our balance sheets at book value and fair value (in thousands of R$).

	Book value ERSA	Fair value ERSA
Assets
Cash and cash equivalents	668,707	668,707
Other	34,298	34,298
Total current assets	703,005	703,005

Property, plant and equipment	956,444	956,444
Intangible of concession	32,916	1,146,460
Intangible - goodwill	200,052	-
Other	12	12
Total noncurrent assets	1,189,424	2,102,916
Total assets	1,892,429	2,805,921

Liabilities and Equity

Loans and financing	22,020	22,020
Other	57,185	58,314
Total current liabilities	79,205	80,334

Loans and financing	467,170	467,170
Deferred Taxes	-	378,606
Other	76,508	76,508
Total noncurrent liabilities	543,678	922,284
Shareholders’ equity	1,269,546	1,803,303
Total liabilities and Shareholders’ equity	1,892,429	2,805,921

SEC Comment No. 7

7. We note your disclosure in Note 12.4 to your June 30, 2012 financial statements included in your Form 6-K, filed August 7, 2012, that pursuant to a shareholders’ agreement of CPFL Renováveis, in the event that the indirect subsidiary fails to go public in an initial public offering with two years after the date of signing the agreement, up to August 24, 2013, all of the non-controlling shareholders of CPFL Renováveis are entitled to sell their shares to you or to any third party nominated by you. You disclose that you have an obligation to purchase such shares by paying in cash, your shares or a combination of cash and shares. Please provide us with additional information including the specific terms of this agreement. Please also tell us how you are accounting for this agreement and the basis in IFRS for your accounting. Please refer to IAS 32 and IFRS 9.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Response to Comment No. 7

According to CPFL Renováveis’ shareholders’ agreement, its shareholders have to take it public via an Initial Public Offering (IPO), as provided for in clause 16.1:

“16.1. Subject to the conditions set out in this Clause 16, the Shareholders undertake to carry out the IPO within 24 (twenty four) months from the date of execution hereof, preferably in special segment of São Paulo Stock Exchange (Bovespa)”.

If CPFL Renováveis fails to complete the IPO within this period (by August 24, 2013), the shareholders’ agreement provides that each of CPFL Renováveis’ non-controlling shareholders is individually entitled to sell its shares to us, or to any third party(ies) nominated by us, and we are obligated to buy them (paying in cash, shares issued by us, or a combination of cash and shares), in accordance with clause 16.3:

“16.3. If the Company does not carry out the IPO within the term defined in Section 16.1, the ERSA Group Shareholders shall have the right to dispose of the shares in the capital stock of the Company to CPFL or to any third parties determined by CPFL and CPFL will be obligated to acquire such shares, as set forth in the Sections below. This right of disposal (i) will be suspended if, within ninety (90) days before the expiration of the period provided in Section 16.1, the Company carries out the first protocol of the IPO registration request with the CVM; and (ii) shall be valid again after six (6) months of its suspension, if the IPO is not implemented during that period.

(…)

16.3.4. After the determination of the value of each Share of the Company and each share of CPFL, by mutual agreement by the Shareholders or based on the Valuations mentioned above:

 (i)       CPFL shall choose, within five (5) Business Days, at its sole discretion, the manner for the implementation of the transaction, in one of the following manners: (a) exchange of shares issued by the Company for shares issued by CPFL; (b) acquisition (in cash) of the shares issued by the Company; or (c) a combination of the preceding alternatives “a” and “b”. The chosen manner shall be implemented uniformly to those ERSA Group Shareholders who have opted to implement the proposed disposal; (...)”

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

The rights of holders of non-controlling interests (i.e., holders of equity instruments of a subsidiary of CPFL Energia – in this case CPFL Renováveis) to sell their interests to CPFL Energia (or to parties indicated by CPFL Energia) and the obligation of CPFL Energia to acquire these interests, is contingent upon the non-completion of the IPO, which is a condition not entirely within the control of CPFL Energia. IAS 32.23 states that (with limited exceptions not further discussed here) only a contract that contains an obligation for an entity to purchase its own equity instruments for cash or another financial asset gives rise to a financial liability of the present value of the redemption amount.  As CPFL Energia holds the option to settle the obligation to buy its subsidiary’s shares with CPFL Energia’s own equity instruments (parent company equity instrument), no such financial liability was recognized nor are non-controlling interests derecognized. As the exercise price of the option is fair value, the instrument is not considered a derivative within the definition of IAS 39 (we have not early adopted IFRS 9) as it is not leveraged and its fair value would always be zero.

Our accounting procedures were based on our understanding of the IFRS literature and were consistent with “KPMG Insights into IFRS 2011/12”1 (pages 105 and 106) and with “Ernst & Young International GAAP 2012”2 (page 3030), as follows:

•	KPMG Insights into IFRS 2011/12:

“§2.5.475.10 When a put option granted to the non-controlling shareholders provides for gross physical settlement in equity instruments, e.g. a fixed number of shares of the parent or a variable number of shares of the parent based on the fair value of the subsidiary, neither the anticipation acquisition method nor the present access method applies.  This is because the relevant provision of IAS 32 to recognize a financial liability for the present value of the redemption amount applies only to obligations that will be settled in cash or in another financial asset by the entity (…), but not to obligations to settle in a fixed or variable number of the entity’s own equity instruments. Accordingly, no financial liability in respect of the estimated redemption amount under the put option is recognized, and the NCI subject to the put option are not derecognized.  Instead, the option is accounted for in accordance with IAS 39 (…)”

“§2.5.475.20 The conclusion that no financial liability for the estimated redemption amount is recognized does not change if the parent, in addition, to settling the put option in a fixed or variable number of own equity instruments, has an option to settle in cash.  This is because the parent would have two settlement alternatives and there is no obligation to deliver cash. Nevertheless, the put option would still be accounted for under IAS 39, which may lead to the recognition of a financial liability for the fair value of the option.”

•	Ernst & Young International GAAP 2012:

“If there are settlement options (such as net in cash, net in shares or by an exchange of cash and shares), the option is a financial liability.  A accounts for the forward contract as a derivative (as in A and B above), with the accounting entry made on settlement determined by the manner of settlement (i.e. equity or cash).  If one of the settlement alternatives is no exchange cash for shares, A recognises a liability for the obligation to deliver cash (as in C above). Otherwise, Entity A accounts for the put option as a derivative liability.”

1 Insights into IFRS, 8th Edition 2011/2012 - KPMG
2 International GAAP 2012, Volume 3 – Ernst & Young

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

“The implementation guidance to IAS 32 states that A should recognise a liability ‘if one of the settlement alternatives is to exchange cash for shares’. As drafted, this applies whether the choice of settlement rests with A or B. This seems curious since, where A has the choice of settlement, there would be no obligation for A to settle gross. We assume that the example is written on the presumption that the choice of settlement of an option would normally rest with the buyer rather than the writer of the option. Paragraph 23 in the main body of the standard is clear that an equity contract gives rises to a liability for the purchase price of the shares only where there is an obligation for the entity to purchase its own equity (see 5.3 above). Accordingly, in our view, where the choice of settlement rests only with the entity, it is acceptable to record no liability, and to account for the contract as a derivative”.

SEC Comment No. 8

8. We note that the financial statements of CPFL Renováveis have been consolidated in your financial statements since August 1, 2011. We further note your disclosure at the bottom of page 15 that the ERSA transaction was ratified by your shareholders on December 19, 2011. We also note at the bottom of page F-9 in the description of Stage 3 that this merger of SMITA and ERSA was approved on August 24, 2011. Please clarify exactly what was ratified by shareholders on December 19, 2011 and who approved the transaction on August 24, 2011. Please also provide your basis under IFRS for consolidating the entity on August 1, 2011, prior to receiving these approvals.

Response to Comment No. 8

On August 24, 2011, the shareholders of ERSA (currently CPFL Renováveis) and SMITA approved the transaction at shareholders’ meetings.   Under applicable Brazilian law, the approval of a merger by the shareholders of the companies directly involved in the transaction is the sole legal requirement in order for such transaction to be complete.

As the approval of the transaction by ERSA and SMITA occurred in August 2011, we fully consolidated our financial statements beginning in August 1, 2011.  For convenience reasons, we also consolidated our results of operations for the same period.

If we had only consolidated CPFL Renováveis beginning on August 24, 2011, the negative effect on our net operating revenue, income from electric energy services and net profit would not have been material (R$9,608, R$2,907 and R$53, respectively).

In addition to the approval of the transaction by the shareholders of SMITA and ERSA, the merger has also been approved by us as indirect controlling shareholder of SMITA. On August 23, 2011, our Board of Directors approved the merger, and convened a shareholders’ meeting to ratify the transaction. On December 19, 2011, our extraordinary shareholders’ meeting ratified the merger, thereby confirming the acquisition of control of ERSA by us in August 2011.

SEC Comment No. 9

9. We note your disclosure of net operating revenue, income from the electric energy service and net profit of CPFL Renováveis if the acquisition date had been January 1, 2011. Please clarify whether these amounts include revenues, income and net profit for Jantus and Santa Luzia as if they had been acquired on January 1, 2011. If so, please clarify your disclosure to state that. If not, please disclose the revenue and profit or loss of Jantus and Santa Luzia as though the acquisitions occurred on January 1, 2011. Refer to paragraph (q)(ii) of IFRS 3.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

Response to Comment No. 9

The amounts presented in Note 14.4 corresponding to revenues, income and net profit (R$306,894, R$103,684 and R$103,716, respectively) do not include Jantus and Santa Luzia.

If we were to prepare pro forma financial statements for the period to include Jantus and Santa Luzia, our net operating revenue, income from electric energy service and net loss would be R$479,456, R$121,263 and R$48,627, respectively.

SEC Comment No. 10

10. We note your disclosure in Note 12.4 to your June 30, 2012 financial statements included in your Form 6-K, filed August 7, 2012, that your acquisition of CPFL Renováveis is still in the measurement period. Please tell us and disclose whether at December 31, 2011 the initial accounting for this business combination was incomplete. If so, please provide all of the disclosures required by paragraph B67 of IFRS 3.

Response to Comment No. 10

The initial accounting for this business combination was complete as of December 31, 2011. The disclosure in note 12.4 to the June 30, 2012 financial statements was inadvertent.

SEC Comment No. 11

Note (30) Segment Information, page F-67

11. We note your disclosure in Note 2.6 that due to your association with ERSA (CPFL Renováveis) and the acquisition of the Jantus shares you revised your segment presentation effective August 1, 2011 and created the renewable generation operating segment. We also note based on the third paragraph on page 58 and the table at the bottom of page 59 that you consider the renewable generation operating segment to be a reportable segment. Please tell us why you did not restate your segment information for earlier periods in accordance with paragraph 29 of IFRS 8. We expect prior periods presented for the renewable generation segment to include the assets and operations transferred by CPFL Geração and CPFL Brasil to SMITA as part of the ERSA business combination. Please also tell us why you have provided two different sets of segment information for fiscal year ended December 31, 2011.

Response to Comment No. 11

In accordance with paragraph 29 of IFRS 8, we have not restated our segment information to show the results of our new renewable generation segment because information for earlier periods regarding this individual item of disclosure is not available, and the cost to develop it would be excessive.

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

As disclosed in the Form 20-F, our new renewable generation segment, which has been reported on a separate basis commencing August 1, 2011, consists of the operations of CPFL Renováveis, in which we hold a 63% interest.  This segment consists of assets and operations deriving from a number of different sources, including CPFL Geração, CPFL Brasil, ERSA and Jantus.  In particular, the association with ERSA involved a series of transfers of assets, liabilities, rights and obligations among several companies, as discussed in our response to Comment No. 4 above.  Any effort to generate comparative financial information for prior periods would be unduly burdensome.

In accordance with paragraph 30 of IFRS 8, in the table on page 59 we have provided two different sets of segment information for 2011, the year in which the change in our internal organization occurred, showing both the old basis of segmentation for the full year and the new basis of segmentation commencing August 1, 2011.  The necessary information to present prior periods on the basis of the new segmentation is not available, and the cost to develop it would be excessive.

* * * *

We hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F be directed to the following at all times:

Wilson Ferreira Junior
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704
Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, SP, Brazil
Tel: 55.11.3702.2200
Fax: 55.11.3702.2224

Lorival Nogueira Luz Junior
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, SP, Brazil
Tel: 55.19.3756.8704
Fax: 55.19.3756.8075

Rua Gomes de Carvalho, 1510 14º andar, Cj. 1402 Vila Olímpia . São Paulo . SP . 04547-005 www.cpfl.com.br

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Robert Ellison at Shearman & Sterling LLP (telephone +55-11-3702-2200, fax: +55-11-3702-2224, email: rellison@shearman.com).

Sincerely,

/s/ Wilson Ferreira Junior
CPFL Energia S.A.
Name: Wilson Ferreira Junior
Title: Chief Executive Officer

/s/ Lorival Nogueira Luz Junior
CPFL Energia S.A.
Name: Lorival Nogueira Luz Junior
Title: Chief Financial Officer

cc:	Sondra Snyder, Staff Accountant, Division of Corporation Finance Yong Kim, Staff Accountant, Division of Corporation Finance Securities and Exchange Commission